May 14, 2019

James Major, Jr.
Chief Financial Officer
BMC STOCK HOLDINGS, INC.
8020 Arco Corporate Drive, Suite 400
Raleigh, NC 27617

       Re: BMC STOCK HOLDINGS, INC.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed on February 28, 2019
           File No. 1-36050

Dear Mr. Major:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on February 28, 2019

Item 1. Business, page 2

1. We note the disclosure on page 29 which indicates that a lower backlog of projects at the beginning of the year impacted the results of operations for the year ended December 31,
      2018. Please tell us what consideration you gave to including Backlog disclosures in your filing. Reference Item 101(c)(1)(viii) of Regulation S-K.
 James Major, Jr.
FirstName LastNameJames Major, Jr.
BMC STOCK HOLDINGS, INC.
Comapany NameBMC STOCK HOLDINGS, INC.
May 14, 2019
Page 2
May 14, 2019 Page 2
FirstName LastName
Critical Accounting Policies
Valuation of goodwill, long-lived assets and amortizable other intangible assets, page 40

2. We note your disclosure that you did not recognize any impairment during the year ended
         December 31, 2018. Please tell us whether any of your reporting units had a fair value that was not substantially in excess of the carrying value. If this circumstance exists in future reporting periods, please revise periodic disclosures to identify the reporting unit, disclose the amount of goodwill allocated to the reporting unit, and disclose the percentage by which fair value exceeded carrying value. For the reporting units where fair value substantially exceeds carrying value, please disclose that fact.
Notes to the Consolidated Financial Statements, page 50

3. Regarding the risk factor disclosed on page 20 that discusses your status as a holding company and reliance on distributions from your subsidiaries as your source of cash flow, please explain to us your consideration of Rules 4-08(e), 5.04(c)
Schedule I and 12-04 of
         Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker, Accountant, at (202) 551-3732 or Kevin Stertzel,
Accountant, at (202) 551-3723 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing and
                                                               Construction